A.G. Edwards & Sons, Inc.
Needham & Company, LLC
as Representatives of the Several
Underwriters
c/o A.G. Edwards & Sons, Inc.
333 South Hope Street, Suite 3700
Los Angeles, California 90071

June 13, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Micrus Endovascular Corporation
Registration Statement on Form S-l No. 333-123154

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of Micrus Endovascular Corporation to accelerate the effectiveness of the above-referenced Registration Statement to become effective at 3:00 pm (EDT) on June 15, 2005 or as soon as reasonably practicable thereafter.

     The following information with respect to the distribution of the preliminary prospectus dated May 23, 2005 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the Registration Statement.

     The number of preliminary prospectuses dated May 23, 2005 which have been distributed during the period of May 23 through June 10 are as follows:

60	sent to Prospective Underwriters
3,287	sent to Institutions
3,853	sent to Individuals
10	sent to Others

Total       7,210

     The underwriters are aware of their obligations under Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, and have taken responsible steps to ensure compliance with such obligations.

Very truly yours, A.G. Edwards & Sons, Inc. Needham & Company, LLC As Representatives

By:	A.G. Edwards & Sons, Inc.

	By:	/s/ Timothy C. McQuay
	Name:	Timothy C. McQuay
	Title:	Managing Director

By:	Needham & Company, LLC

	By:	/s/ Laura A. Black
	Name:	Laura A. Black
	Title:	Managing Director